UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2017

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	June 7, 2017	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or the appropriate course of action, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other appropriate independent advisers.

If you have sold or transferred all your shares in China Eastern Airlines Corporation Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

PROPOSAL FOR

AMENDMENTS TO THE ARTICLES OF ASSOCIATION

A letter from the Board is set out on pages 2 to 5 of this circular.

A notice convening the AGM to be held at Four Seasons Hall, 2/F, Shanghai International Airport Hotel (上海國際機場賓館二樓四季廳), No. 368 Yingbin (1) Road, Shanghai, the PRC at 9:00 a.m. on Wednesday, 28 June 2017, or any adjournment thereof, has been despatched by the Company on 12 May 2017. The form of proxy and the reply slip for the AGM has been despatched by the Company on 12 May 2017.

Whether or not you are able to attend the AGM, you are requested to complete and return the form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 24 hours before the time appointed for the holding of the AGM (or any adjournment thereof). Completion and return of the form of proxy will not affect your rights to attend in person and vote at the AGM, should you so wish. Shareholders who intend to attend the AGM should also complete and return the reply slip in accordance with the instructions printed thereon.

7 June 2017

CONTENTS

Page

DEFINITIONS	1

LETTER FROM THE BOARD	2

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“A Shares”	means the ordinary shares issued by the Company, with a RMB denominated par value of RMB1.0 each, which are subscribed for and paid up in RMB and are listed on the Shanghai Stock Exchange

“AGM”	means the annual general meeting of the Company for the year ended 31 December 2016 to be held at Four Seasons Hall, 2/F, Shanghai International Airport Hotel (上海國際機場賓館二樓四季廳), No. 368 Yingbin (1) Road, Shanghai, t he PRC at 9:00 a.m. on Wednesday, 28 June 2017

“Articles of Association”	means the articles of association of the Company, as amended from time to time

“Board”	means the board of Directors

“Company”	means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary receipts are listed on the Hong Kong Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively

“Directors”	means the directors of the Company

“H Shares”	means the ordinary shares issued by the Company, with a RMB denominated par value of RMB1.0 each, which are subscribed for and paid up in a currency other than RMB and are listed on the Hong Kong Stock Exchange

“Hong Kong”	means the Hong Kong Special Administrative Region of the People’s Republic of China

“Hong Kong Stock Exchange”	means The Stock Exchange of Hong Kong Limited

“Listing Rules”	means The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“New York Stock Exchange”	means the New York Stock Exchange

“PRC”	means the People’s Republic of China

“RMB”	means Renminbi, the lawful currency of the PRC

“Shanghai Stock Exchange”	means the Shanghai Stock Exchange

LETTER FROM THE BOARD

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

Executive Directors:
Liu Shaoyong Ma Xulun Li Yangmin Xu Zhao Gu Jiadan Tang Bing Tian Liuwen	(Chairman) (Vice Chairman, President) (Director, Vice President) (Director) (Director) (Director, Vice President) (Director, Vice President)

Independent non-executive Directors:

Li Ruoshan

Ma Weihua

Shao Ruiqing

Cai Hong Ping

Legal address:

66 Airport Street

Pudong International Airport

Shanghai

PRC

Head office:

92 Konggang 3rd Road

Changning District

Shanghai

PRC

Principal place of business in Hong Kong:

Unit D, 19/F.

United Centre

95 Queensway

Hong Kong

Hong Kong share registrar and transfer office:

Hong Kong Registrars Limited

Rooms 1712–1716, 17th Floor

Hopewell Centre

183 Queen’s Road East

Wanchai

Hong Kong

7 June 2017

To the Shareholders

Dear Sir or Madam,

PROPOSAL FOR

AMENDMENTS TO THE ARTICLES OF ASSOCIATION

1.	INTRODUCTION

Reference is made to the announcement of the Company dated 12 May 2017 in relation to, among others, the amendment of the Articles of Association.

LETTER FROM THE BOARD

The purpose of this circular is to provide you with the information regarding the resolution to be proposed at the AGM to approve the proposed amendments to certain articles of the Articles of Association.

2.	AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The resolution on the amendments to certain articles in the Articles of Association was considered and approved at the 2017 third regular meeting of the Board on 27 April 2017. It was agreed to amend Articles 1 and 72 of the Articles of Association. Such amendments are hereby submitted to the Shareholders for approval at the AGM:

The original Article 1 of the Articles of Association is as follows:

‘The Company is a joint stock limited company established in accordance with the “Company Law of the People’s Republic of China” (the “Company Law”), “State Council’s Special Regulations Regarding the Issue of Shares Overseas and the Listing of Shares Overseas by Companies Limited by Share” (the “Special Regulations”) and other relevant laws and regulations of the State.

The Company was established by way of promotion with the approval under the document “Ti Gai Sheng” [1994] No.140 of the People’s Republic of China’s State Commission for Restructuring the Economic System. It is registered with and has obtained a business licence from China’s State Administration for Industry and Commerce on April 14, 1995. The number of the Company’s business licence is:

10001767-8.

As the Company changed its legal representative on February 11, 2009, it also replaced its business license. Its business license number is: 310000400111686 (Airport).

The promoter of the Company is: China Eastern Air Holding Company.’ Article 1 of the Articles of Association shall be amended as follows:

‘The Company is a joint stock limited company established in accordance with the “Company Law of the People’s Republic of China” (the “Company Law”), “State Council’s Special Regulations Regarding the Issue of Shares Overseas and the Listing of Shares Overseas by Companies Limited by Share” (the “Special Regulations”) and other relevant laws and regulations of the State.

The Company was established by way of promotion with the approval under the document “Ti Gai Sheng” [1994] No.140 of the People’s Republic of China’s State Commission for Restructuring the Economic System. It is registered with and has obtained a business licence from China’s State Administration for Industry and Commerce on April 14, 1995. On February 8, 2017, the Company completed the “Combination of Three Licenses into One” procedures for its business license, organisation code certificate and tax registration certificate. The unified social credit code of the business license of the Company after the integration is 913100007416029816.

LETTER FROM THE BOARD

The promoter of the Company is: China Eastern Air Holding Company’ The original Article 72 of the Articles of Association is as follows:

‘Each matter up for consideration at a Shareholders’ general meeting shall be voted upon at such Shareholders’ general meeting.

A shareholder (including proxy), when voting at a Shareholders’ general meeting, may exercise voting rights in accordance with the number of shares carrying the right to vote and each share shall have one vote.’

Article 72 of the Articles of Association shall be amended as follows:

‘Each matter up for consideration at a Shareholders’ general meeting shall be voted upon at such Shareholders’ general meeting. A shareholder (including proxy), when voting at a Shareholders’ general meeting, may exercise voting rights in accordance with the number of shares carrying the right to vote and each share shall have one vote.

For material issues to be decided in general meetings of the Company that would affect the interests of its small and medium sized investors, the votes by the small and medium sized investors shall be counted separately. The result of such separate vote counting shall be disclosed publicly in a timely manner.

The Board of the Company, Independent Directors and those Shareholders who have met the relevant requirements may openly may openly collect voting rights from the Company’s shareholders. While collecting votes of the Shareholders, sufficient disclosure of information such as the specific voting preference shall be made to the Shareholders from whom voting rights are being collected. No consideration or other form of de facto consideration shall be involved in the collection of voting rights from the Shareholders. The Company shall not impose any limitation related to minimum shareholdings on the collection of voting rights.’

Note:	The amendments to the Articles of Association were originally drafted in Chinese and the English translation is for reference only. In case of any inconsistencies between the Chinese and the English version, the Chinese version shall prevail.

3.	AGM

At the Annual General Meeting, resolutions will be proposed to approve, among other matters, the proposed amendments to certain articles of the Articles of Association. To the best knowledge and belief of the Directors, none of the Shareholders would be required to abstain from voting on the proposed resolutions at the AGM.

A notice convening the AGM to be held at Four Seasons Hall, 2/F, Shanghai International Airport Hotel (上海國際機場賓館二樓四季廳), No. 368 Yingbin (1) Road, Shanghai, the PRC at 9:00 a.m. on Wednesday, 28 June 2017, or any adjournment thereof, has been despatched by the Company on 12 May 2017. The form of proxy and the reply slip for the AGM has been despatched by the Company on 12 May 2017.

LETTER FROM THE BOARD

Whether or not you are able to attend the AGM, you are requested to complete and return the form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 24 hours before the time appointed for the holding of the AGM (or any adjournment thereof). Completion and return of the form of proxy will not affect your rights to attend in person and vote at the AGM, should you so wish. Shareholders who intend to attend the AGM should also complete and return the reply slip in accordance with the instructions printed thereon.

4.	RESPONSIBILITY STATEMENT

This c ir cular, f or which the Dir ectors collectively and individually a ccept f ull responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

5.	RECOMMENDATION

The Directors consider that the resolutions to be put forward at the AGM (including the aforesaid proposal for amendments to certain articles of the Articles of Association) are in the best interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend that the Shareholders to vote in favour of all the resolutions to be proposed at the AGM.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary

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